
April 25, 2013

Mark D. Ein
Chief Executive Officer
Capitol Acquisition Corp. II
509 7th Street, N.W.
Washington, D.C. 20004

> **Re:** **Capitol Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on**
> **Form S-1**
> **Filed April 15, 2013**
> **File No. 333-187519**

Dear Mr. Ein:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Notes to Financial Statements

Note 7 – Stockholder Equity

Common Stock, page F-11

1. We note your response to our prior comment one. We are still unclear how you have accounted for stock issuances subject to forfeiture. In your most recent response you indicate that you have accounted for the stock issuances as stock based compensation subject to a market condition. However, it does not appear that the company has recorded any compensation expense currently, nor does it appear the company intends to record any compensation expense over the service period. Please explain to us how your accounting treatment complies with the guidance you have cited. To the extent you

intend to account for the transaction as stock based compensation, explain to us methodology used to value the shares and how the market condition is factored into that methodology.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Robert Telewicz, Accounting Reviewer, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Jeffrey Gallant, Esq.